[INLAND AMERICAN REAL ESTATE TRUST, INC. LETTERHEAD]

November 4, 2010

Via Federal Express and EDGAR

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Inland American Real Estate Trust, Inc.
File No. 000-51609
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010

Dear Ms. LaMothe:

We are writing in response to the comments contained in your correspondence dated October 21, 2010.  The headings and paragraph numbers below correspond to the headings and paragraphs numbers in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our response directly below each comment.

Form 10-K-General

1.                                      We note that your letter dated September 30, 2010 was not signed by a representative of the company’s management.  Please file a supplemental letter signed by management acknowledging that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We are providing this letter as a supplement to the first response letter, dated September 30, 2010, with the required acknowledgements and signature of a representative of our management.

Financial Statements and Notes - Note 4 - Investment in Unconsolidated Entities, page 84

2.             We have read your response to comment three.  To increase the transparency of your disclosure, you should discuss in future filings why these entities, Net Lease Strategic Asset Fund LP and D.R. Stephens Institutional Fund LLC, are not being consolidated in your financial statements despite your majority ownership interest.  Please provide us with your proposed disclosure.

Response:  The Company’s discussion in Form 10-K, Financial Statements and Notes - Note 4 - Investment in Unconsolidated Entities, page 84 will be updated in all future filings to include the following footnotes to the table as follows:

Net Lease Strategic Asset Fund LP (as appears in Financial Statements and Notes - Investment in Unconsolidated Entities, footnote (a) to the table):  On August 10, 2007, the Company entered a joint venture with The Lexington Master Limited Partnership (“LMLP”) and LMLP GP LLC (“LMLP GP”), for the purpose of directly or indirectly acquiring, financing, holding for investment, operating, and leasing real estate assets as acquired by the joint venture.  The Company’s initial capital contribution was approximately $127.5 million and LMLP’s initial contribution was approximately $22.5 million.  LMLP GP is the general partner who manages investments and day-to-day affairs of the venture.  The Company analyzed the venture and determined that it was not a variable interest entity (“VIE”).   The Company also considered its participating rights under the joint venture agreement and determined that such participating rights also require the agreement of LMLP, which equates to shared decision making ability, and therefore do not give the Company control over the venture.  As such, the Company has significant influence but does not control Net Lease Strategic Asset Fund L.P. Therefore, the Company does not consolidate this entity, rather the Company accounts for its investment in the entity under the equity method of accounting.

D.R. Stephens Institutional Fund LLC (as appears in Financial Statements and Notes - Investment in Unconsolidated Entities, footnote (b) to the table): On April 23, 2007, the Company entered into a joint venture, D.R. Stephens Institutional Fund, LLC, between the Company and Stephens Ventures III, LLC (“Stephens Member”) for the purpose of acquiring entities engaged in the acquisition, ownership, and development of real property.  The Company’s initial capital contribution was limited to approximately $90 million and the Stephens Member’s initial contribution was limited to approximately $10 million.  Stephens & Stephens LLC (“Stephens”), an affiliate of the Stephens Member, is the managing member of D.R. Stephens Institutional Fund, LLC.  The Company analyzed the venture and determined that it was not a variable interest entity (“VIE”).  The Company also considered its participating rights under the joint venture agreement and determined that such participating rights also require the agreement of Stephens Member, which equates to shared decision making ability, and therefore do not give the Company control over the venture.  As such, the Company has significant influence but does not control D.R. Stephens Institutional Fund, LLC. Therefore, the Company does not consolidate this entity, rather the Company accounts for its investment in the entity under the equity method of accounting.

The Company acknowledges that:

•                                          It is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form 10-K or Forms 10-Q.  Kind regards.

Very truly yours,

INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Lori J. Foust

Lori J. Foust
Treasurer and Principal Financial Officer

cc:	Michael Choate
Brenda Gujral